JONES, DAY, REAVIS & POGUE
222 EAST 41ST STREET
NEW YORK, NEW YORK 10017-6702
TELEPHONE: 212-326-3939 • FACSIMILE: 212-755-7306
WRITER'S DIRECT NUMBER:
(212) 326-3739

May 30, 2002

Via Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

File No. 82-3653

Re: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 -- SEC File No. 82-3653

Ladies and Gentlemen:

We are submitting the attached information to the Securities and Exchange Commission on behalf of Sudamtex de Venezuela, C.A., corporation organized under the laws of Venezuela, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The attached information is an English translation of a notice sent by Sudamtex to the CNV (the National Securities Commission) in Caracas, Venezuela.

Very truly yours,

Steven D. Guynn

Enclosures

cc (w/o Encs.): Alexander Furth
Antonio Villegas
Sudamtex de Venezuela

Ofic. Principal:
Av. Urdaneta, Ibarras a Pelota
Edif. Karam Piso 1 Caracas, D.F.
Telf. (02) 5629222 5629011 Fax: (02) 5648673

SUDAMTEX DE VENEZUELA, C.A. S.A.C.A.

R.I.F. J-00035417-0 N.I.T. 508841-0-4
Apartado: 3025 Caracas, 4671 Maracay

Complejo Fabril:
Av. Bermúdez Sur. Maracay - Edo. Aragua
Telf. (043) 364611 Fax. (043) 350577
Depósito: C/El Tambor Los Teques. Edo. Miranda
Telf. (032) 314903

Caracas, May 22nd 2002

National Security Commission
Caracas.-

At: Aida Lamus
President

Dear Sirs:

The Board of Directors of Sudamtex de Venezuela, C.A., in its meeting of May 16th, 2002, after considering and analyzing the situation of the company and in view of the critical situation confronting the Textile Sector in the country, and the national economic crisis, reached an agreement to initiate the closure of the operations in the industrial complex in Maracay, Aragua State.

The above notification is made in order to comply with the requirements concerning the Regulation on Transparency of the Capital Market.

With no further subject at this time I remain at your disposal for any additional information you may require, with my sympathies,

Sincerely yours,

Antonio Villegas
President